Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1-2010
First Quarter ended March 31, 2010
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter ended March 31, 2010 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three months ended March 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009 filed on SEDAR at www.sedar.com. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2009. The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, and Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities laws. Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein. These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

OVERVIEW

FORBES MEDI-TECH INC. Forbes is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting one or more chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our strategy and vision is to develop and market a portfolio of nutraceutical products, including both food and dietary supplement ingredients and finished products, for the benefit of all those who are interested in helping to maintain their health and prevent future disease by making healthier lifestyle choices.

Our lead product, Reducol™, is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees. Reducol™ represents years of research and development invested by us in the development of a combination of plant sterols and stanols designed to reduce cholesterol when added to certain foods.

In Europe, Reducol™ can now be found in yoghurt, yoghurt drinks, cheese, margarine and milk. Worldwide, Reducol™ can also be found in such items as milk, juices and dietary supplements.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we have received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In addition, the U.S. Food and Drug Administration (“FDA”) has issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

As part of our manufacture, distribution and sale of Reducol™ and other phytosterol products, we work with our customers developing Reducol™ product formulations to assist them with potential launches of cholesterol-lowering products.

GOING CONCERN

Management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that our expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations.

Our future operations are completely dependent upon our ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds. If we are unable to close on a strategic transaction before we exhaust our available financial resources, then we may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation. See “Liquidity and Capital Resources” below.

2010 SIGNIFICANT EVENTS

On January 8, 2010 we announced that we had received a Nasdaq Staff Deficiency Letter indicating that we did not meet The NASDAQ Capital Market initial listing standard set forth in Listing Rule and our common shares were subject to suspension.

On January 14, 2010 we announced that we provided the NASDAQ with a notice of appeal of the Nasdaq Staff Deficiency determination to a Hearings Panel ("Panel").

In February 2010 we announced that we had received notification that a NASDAQ Listing Qualifications Panel has determined to delist the Company's common shares from The NASDAQ Stock Market, effective February 18, 2010. With the delisting, our common shares were immediately eligible for quotation effective on the quotation service for securities traded over-the-counter, commonly known as the Pink Sheets.

In April 2010, we announced that we had received notification that our common stock was eligible for trading on the Over-the-Counter Bulletin Board (“OTCBB”), an electronic quotation service maintained by the Financial Industry Regulatory Authority (“FINRA”), effective on April 7, 2010. Our common shares continue to trade under the symbol FMTI.

BASIS OF PRESENTATION

Our March 31, 2010 consolidated interim financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). We account for our interest in Forbes-Fayrefield using the proportionate consolidation method. Material inter-company balances and transactions have been eliminated in these consolidated financial statements.

RESULTS OF OPERATIONS

Summary: (thousands of $ except per share values and number of shares)	3 month period ended March 31, 2010
3 month period ended March 31, 2009

Phytosterol revenues

	$ 1,153	$ 725

Cost of sales

	(982)	(509)

Inventory and purchase commitment allowances

	(58)	6

	113	222

Expenses

	(983)	(1,419)

Other income

	28	4,188

(Loss) / income from operations

	(842)	2,991

Income tax expense	―	(2)
Net (loss) / income from operations	$ (842)	$ 2,989

Weighted average number of shares

	4,969,813	4,969,813

Net (loss) / income per share

   Basic and diluted

	$ (0.17)	$ 0.60

REVENUES / COST OF SALES

Revenues from operations for the quarter ended March 31, 2010 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield.

Summary: (thousands of $)	3 month period ended March 31, 2010
3 month period ended March 31, 2009

Sales-phytosterol products	$ 1,063	$ 615
Sales-finished goods	90	108
Licensing	―	2

Phytosterol revenues

	1,153	725
Cost of sales	(982)	(509)
Inventory and purchase commitment

  allowances

	(58)	6

	$ 113	$ 222

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™ and license fees received. Phytosterol revenues for the quarter ended March 31, 2010 totaled $1,153,000 compared with $725,000 for the quarter ended March 31, 2009. The increase is primarily due to a major customer returning to regular purchasing patterns whereas this customer was realigning inventories in first three months of 2009. The increase was partially offset by a decrease in sales to European customers and a decrease in sales by Forbes-Fayrefield of finished products to key European markets due to a switch from revenue to commission based sales.

We are continuing negotiations and product development work with potential customers in the US and internationally to expand our customer base.

Cost of Sales for the quarter ended March 31, 2010 totaled $982,000 on phytosterol revenues of $1,153,000, or 85% of phytosterol revenues, for the quarter ended March 31, 2009 - $509,000 on phytosterol revenues of $725,000 or 70% of phytosterol revenues. The margins decreased primarily due to a customer mix with lower margins and less favorable foreign exchange rates.

Fluctuations in cost of sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, and lower margins realized on the sales of finished goods sold through Forbes-Fayrefield.

Inventory allowances for the quarter ended March 31, 2010, amounted to $58,000 (March 31, 2009 - $6,000 reversal), which is attributable to a recognition of inventory valuation reserves on excess inventories.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our revaluation of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

Operating Expenses

Total expenses for operations, for the quarter ended March 31, 2010 and 2009 are presented below:

Summary: (thousands of $)	3 month period ended March 31, 2010
3 month period ended March 31, 2009

General and administrative	$ 694	$ 962
Marketing, sales & product development	134	181
Nutraceutical research, development and support	116	273
Depreciation/amortization	7	11
Foreign exchange loss / (gain)	32	(8)

Total operating expenses

	$ 983	$ 1,419

General and administrative expenditures (“G&A”) totaled $694,000 for the quarter ended March 31, 2010 vs. $962,000 for the first quarter of 2009. The decrease in the quarter ended March 31, 2010 compared to the quarter ended March 31, 2009 is mainly attributable to a decrease in interest accretion expense of $103,000, a decrease in wages of $43,000 mainly attributable to a decrease in staff, a decrease in travel expenses, and a decrease in insurance expense.

We continue to reduce operating expenses wherever possible.

Marketing, sales & product development (“Marketing”) totaled $134,000 for the first quarter of 2010 compared with $181,000 in the same period last year. The decrease in the first quarter of 2010 from 2009 is attributable to a reduction in consultant and travel costs.

Nutraceutical research, development and support expenses for the quarter ended March 31, 2010, totaled $116,000 compared with $273,000 for the quarter ended March 31, 2009. Patent application, filing and defence costs are expensed as incurred and included in Nutraceutical research, development and support research and development costs. The decrease in nutraceutical research, development and support expenditures is mainly attributable to a decrease in regulatory and patent costs.

Foreign exchange losses totaled $32,000 for the quarter ended March 31, 2010 compared with gains of $8,000 in the quarter ended March 31, 2009. Of the foreign exchange losses for the quarter ended March 31, 2010, $38,000 (March 31, 2009 -$5,000 exchange gains) is attributable to unrealized foreign exchange gains and $6,000 relates to realized exchange gains (March 31, 2009 - $3,000 exchange gains).

The unrealized Foreign exchange gains and losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange gains and losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock based compensation expense for the three month periods ended March 31, 2010 and 2009 was allocated as summarized below:

Stock based compensation (thousands of $)
3 month period ended
	March 31, 2010
3 month period ended
		March 31, 2009

General and administrative	$ ―	$ 11
Marketing, sales and product development	―	3
Nutraceutical research, development and support	―	2
	$ ―	$ 16

QUARTERLY FINANCIAL INFORMATION

(thousands of $ except per share amounts) (unaudited)

2010

		2009				2008

Q1

Q4

Q3

Q2

Q1

Q4

Q3

Q2

Revenues	$ 1,153	$ 1,604	$ 1,279	$ 1,018	$ 725	$ 1,196	$ 1,927	$ 2,691
(Loss) / income from continuing operations	(842)	(1,596)	(1,379)	113	2,989	(2,316)	(1,430)	(2,347)
(Loss) / income from discontinued operations	-	-	-	-	-	(5)	785	(683)
Net income / (loss) for period	$ (842)	$ (1,596)	$ (1,379)	$ 113	$ 2,989	$ (2,321)	$ (645)	(3,030)

Basic (loss) / income per share from continuing operations	$ (0.17)	$ (0.31)	$ (0.28)	$ 0.02	$ 0.60	$ (0.48)	$ (0.29)	$ (0.48)
Basic income / (loss) per share from discontinued operations	–	–	–	–	–	–	0.16	(0.14)
Basic net (loss) / income per share	$ (0.17)	$ (0.31)	$ (0.28)	$ 0.02	$ 0.60	$ (0.48)	$ (0.13)	$ (0.62)

Diluted (loss) / income per share from continuing operations	$ (0.17)	$ (0.31)	$ (0.28)	$ 0.02	$ 0.60	$ (0.48)	$ (0.29)	$ (0.48)
Diluted income / (loss) per share from discontinued operations		–	–	–	–	–	0.16	(0.14)
Diluted net (loss) / income per share	$ (0.17)	$ (0.31)	$ (0.28)	$ 0.02	$ 0.60	$ (0.48)	$ (0.13)	$ (0.62)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. The decreases in revenues from Q4/2008 through Q2/2009 are primarily due to re-alignment of inventories by one of our major customers. This customer returned to its prior purchasing patterns starting in Q3/2009. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The net income / (loss) from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

In Q1/2009 we realized a dilution gain of $4,148,000, resulting from the completion of the Plan of Reorganization.

Also included in our operating results are write-downs and reversals of provisions attributable to the net realizable value of inventory as follows: Q2/2008 $164,000 reversal of write-down, Q3/2008 $138,000 write-down, Q4/2008 $370,000 reversal of write-down, Q1/2009 $6,000 reversal of write-down, Q2/2009 $532,000 write-down, Q3/2009 $389,000 write-down, Q4/2009 $343,000 reversal of write-down, and Q1/2010 $58,000 write-down. In addition, included in the operating results are additions and reversals of provisions for losses attributable to future inventory purchase commitments as follows: Q2/2008 $119,000 increase of provision, Q3/2008 $44,000 increase of provision, Q4/2008 $1,136,000 increase of provision, Q1/2009 $nil, Q2/2009 $1,424,000 reversal of provision, Q3/2009 $nil, Q4/2009 $nil, and Q1/2010 $nil.

In addition, we realized foreign exchange gains and losses as follows: Q2/2008 - $64,000 loss, Q3/2008 - $28,000 loss, Q4/2008 - $127,000 gain, Q1/2009 - $8,000 gain, Q2/2009 - $23,000 loss, Q3/2009 - $73,000 loss, Q4/2009 $49,000 loss, and Q1/2010 $32,000 loss.

Also included in the quarterly operating results is the interest accretion expense as follows: Q2/2008 $54,000, Q3/2008 $97,000, Q4/2008 $144,000 and Q1/2009 $104,000.

In Q2/2008 we incurred $500,000 of costs, primarily severance pay, associated with our corporate restructuring announced in May 2008. In addition in Q2/2008, we incurred $470,000 of costs associated with securing our non dilutive convertible debenture financing which closed in May 2008.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 50,000 line of credit to support its operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 1.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at March 31, 2010, €nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

We do not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of March 31, 2010 totaled $1,471,000 compared with $1,329,000 as at December 31, 2009. We had working capital of $3,099,000 at March 31, 2010 (December 31, 2009 – working capital $3,960,000).

During the three months ended March 31, 2010, we generated $142,000 of cash for operations, primarily resulting from the net loss adjusted for decreases in non-cash operating items which includes a decrease in inventories and accounts receivable offset by an increase in prepaid expenses and deposits, compared with $193,000 used for operations during the three months ended March 31, 2009, primarily as a result of the net income for the period adjusted for the gain on dilution of interest in subsidiary, offset by decreases in accounts receivable and inventories.

Investing activities for the quarters ended March 31, 2010 and 2009 were $nil. Financing activities for the quarters ended March 31, 2010 and 2009 were $nil.

The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

We have sustained operating losses since our formation and at March 31, 2010 had cash of $1,471,000. Management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010. This view is based on a number of factors and assumptions and includes the assumption that our expenditures will not exceed those currently planned, and that our revenues will meet or exceed our expectations.

Our future operations are completely dependent upon our ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or our ability to secure additional funds. The market for any of these activities for companies such as ours has always been challenging. The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define our future may require shareholder approval. If we are unable to close on a strategic transaction before we exhaust our available financial resources, then we may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

CONTRACTUAL OBLIGATIONS

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 4 and 5 to the consolidated financial statements for the year ended December 31, 2009 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured.

Inventories Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any changes in valuation allowances are adjusted to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, changes to provisions for obsolescence and valuation may be necessary. As at March 31, 2010, the valuation allowance was $877,000 (December 31, 2009 - $819,000; March 31, 2009 - $241,000) on inventory.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Current year adoption of new accounting standards

The unaudited interim consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2009. There were no changes in accounting policies as at March 31, 2010.

Future changes in accounting standards

International financial reporting standards In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for us will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

During the year ended December 31, 2009, we began to prepare an IFRS conversion plan and we are now assessing the impact of various IFRS standards on our financial statements. In 2009 we reviewed potential differences between IFRS and our current accounting policies. During 2010 we will be assessing the financial reporting impact, and analyzing alternative policies, which could be adopted. Throughout 2010 we will continue to review standards for their application to our operations, carry out impact assessments, and continue to monitor and evaluate current IFRS pronouncements.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Business combinations In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Design

We have limited the scope of our design of our disclosure controls and procedures, and internal controls over financial reporting, to exclude controls, policies and procedures of Forbes-Fayrefield Ltd, a proportionately consolidated entity in which we have an interest. Please refer to note 5 of our unaudited consolidated interim financial statements for the quarter ended March 31, 2010 for summary financial information about Forbes-Fayrefield Ltd.

Changes in Internal Controls Over Financial Reporting

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, we filed certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures, and the design of internal control over financial reporting.

We have designed disclosure controls and procedures to provide reasonable assurance that material information relating to us is made known to the Chief Executive Officer and the Chief Financial Officer, particularly during the period in which the interim filings are being prepared, and that information required to be disclosed by us in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

We have designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

There have been no changes in our internal controls over financial reporting during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of May 10, 2010 was 4,969,813 and has not changed from March 31, 2010.

The number of options outstanding under our 2007 Stock Option Plan as of May 10, 2010 was 453,475 and has not changed from March 31, 2010. These options entitle the holders to purchase a total of 453,475 common shares at varying prices and have varying expiry dates.

In addition, at May 10, 2010, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,083 common shares at a price of US$16.48 per share (expiring on October 26, 2010). All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances. On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 21, 2008 Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.) and our subsequent disposal of the TheraPei technology in August 2008. Future consideration payable by us will be calculated at 20% of any future amounts received from Transition Therapeutics Inc., pursuant to the sales agreement (see “Discontinued Operations” above). All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. We may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws. All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding beliefs, plans, objectives and expectations with respect to future sales, revenue, financings, mergers and acquisitions, operations, partnerships, products, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; and other statements regarding future performance. Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “beliefs”, “to develop”, “target”, “continuing”, “focus”, “potential”, “will be”, “forecast”, “2010”, “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expected”, “expects”, “expectation”, “planned”, “next”, “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include financial outlooks, including management’s outlook regarding the sufficiency of our capital resources (see “Liquidity and Capital Resources” above). These financial outlooks are provided to assist in explaining management’s view of our financial condition and future prospects. Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance. We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to our business. This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•	Need for Additional Funds / Going Concern We will need to obtain additional financing, or complete a suitable M&A transaction, in order to carry on our business as a going concern. As stated above, we believe our capital resources are adequate to fund operations through the second quarter of fiscal 2010, based on the assumptions and factors set out above. See “Liquidity and Capital Resources.” There can be no assurance that such assumptions and factors will be realized or met, and in particular, we may not be able to achieve our 2010 revenue expectations; and we may not be able to control our expenses and may need to incur unanticipated expenses, and such unanticipated expenses could be material. Our future operations are completely dependent upon our ability to complete a merger, acquisition or other suitable transaction, and/or secure additional funds. While management is continuing to seek available alternatives, there is no assurance that any of these activities will be successfully completed in a timely manner, or at all. If we cannot complete one or more of these activities well in advance of the end of the second quarter of 2010, we will have to consider winding up, dissolution or liquidation. The above matters raise substantial doubt about our ability to continue to operate as currently structured.

•	Need for Growth and /or Merger & Acquisition Opportunities Subject to the possible disposition of nutraceutical assets in connection with a possible strategic transaction that might be considered, we intend to expand our sales of Reducol™ and other value- added products, however, there is no assurance that our resources will be able to adequately respond to support such growth or that there will exist a demand for such growth by our current and proposed customers. Subject as aforesaid, we also intend to build a strong nutraceutical base through merger and acquisition opportunities, which may not materialize. Failure to adequately grow our sales, merge with another nutraceutical-based business before the end of the second quarter of 2010, may have a material adverse effect on the sustainability of our operations and our ability to continue.

•	The Company has a History of Losses For the three months ended March 31, 2010 we reported a net loss from operations of $842,000. The Company has not, since inception, reported year-end profitable earnings from operations We anticipate that we will continue to incur operating losses during fiscal 2010 and beyond and that we will not reach profitability until after further successful and profitable commercialization of our products. Even then, the initial losses incurred by us may never be recovered. There can be no assurance that any of our existing or potential customers’ marketed products or products currently under development will be, or will continue to remain, commercially successful, which if not, would have an adverse effect on our business and such effect could be material.

•	Dependence Upon a Few Customers and Products We expect that most of our revenue for 2010 will be earned from sales to a few customers. Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. There can be no assurance that any sales forecasts will be realized or filled. This would negatively affect our revenues and such negative effect could be material.

•	Competition We have a number of competitors who are better able to commercialize their products, which could render our products obsolete or uncompetitive. Our competitors include Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•	Risks Related to Supply of Product We have renegotiated our main supply arrangement for Reducol™ and other sterol products. We believe that in the event this supplier were unable to provide us with required product, for any reason, or were to decline any request we may make in the future for quantities the supplier is not contractually obligated to provide, we have the technology and resources to engage another potential supplier in a timely manner and to use then existing inventories to support our product sales. Nonetheless, any significant interruptions in the supply to us of Reducol™ and other phytosterols could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a negative impact on our business.

•	Future Revenues and Profitability are Uncertain Our future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for our products, uncertainty whether we will be able to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of our products as set out below. There can be no assurance that our 2010 revenue expectations will be achieved, or that we will realize any particular level of revenue in 2010. There can be no assurance that any of our customer forecasts will be met, which would negatively impact our revenue, and such impact could be material. See “Need for Additional Funds / Going Concern” above.

•	Risks Associated with Our Patents Our success depends, in part, on our ability to obtain, enforce and maintain patent protection for our technology and for our product, Reducol™, in the United States, Europe, and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology and patented products. In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

•	Government Regulation We, and our customers and suppliers, are subject to regulation in a number of areas by government authorities, including without limitation, in the areas of food preparation, manufacturing, advertising, labeling, health claims and environmental matters. Government regulatory authorities may suspend, halt, or require changes in, our operations or those of our customers or suppliers if we or they fail, or are alleged to fail, to meet certain applicable regulations. Any suspension, halting of operations or required change in operations affecting us or our customers or suppliers could have an adverse effect on our business and such effect could be material.

•	Additional Research and Development. We believe that our phytosterols may be incorporated into a wide variety of food, beverages, and dietary supplements. However, clinical studies proving the efficacy of our phytosterols in a wide variety of foods, beverages and dietary supplements have not yet been completed. In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold, or to be marketed with specific health claims, whether in food or beverages or as dietary supplements. Accordingly, we may be required to conduct additional developmental activities on these and future products.

•	Acquisition or Development, and Commercialization of Additional Nutraceutical Products To achieve sustained, profitable nutraceutical operations, we must acquire or successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully acquire or develop other products. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

•	inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products

•	costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

•	unacceptability of the products in the market place

•	inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or commercialization obstacles imposed by patents held by third parties

•	the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed or acquired by us

•	the risk of obsolescence of our technology

•	insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

•	Currency Fluctuation We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations. At present, we do not have any plans to hedge against any currency risk.

•	Dependence upon Key Personnel Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified personnel. Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them, which would have an adverse effect on our business.

•	Product Liability, Negative Publicity and Insurance We are exposed to the risk of product liability claims for the use of our products. Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•	Political and Economic Risks We conduct business in foreign countries and are seeking business opportunities worldwide. In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results. In addition, current economic conditions have affected, and may continue to affect, our sales in Europe and elsewhere resulting from the reduction or elimination of new product development initiatives by our existing and potential customers, and from a reduction in sales of premium priced foods.

•	Environmental Risks We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

•	Inflation The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

•	Volatility of Stock Price/Liquidity of Shares The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

•	Anti-Takeover Provisions We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

•	Risks Related to Material Contractual Obligations We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

•	Risks Related to Legal Proceedings Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

•	Directors’ and Officers’ Indemnity We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

•	Adherence to Time Frames We set goals and make public statements regarding our expected timing of certain events and of meeting our objectives, such as the date to which our existing capital resources should be sufficient to sustain operations. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein. There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other risks and uncertainties affecting our business are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), and Canadian Securities Regulatory Authorities (see www.sedar.com), including, without limitation, in our latest Annual Report on Form 20-F. Forward-looking statements are based on beliefs, assumptions, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, assumptions, expectations, opinions or other circumstances should change.

Additional information relating to the Company, including its Annual Information Form on Form 20-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

May 10, 2010